SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding the redemption of the £1 special share by the Secretary of State for Scotland.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date:	May 5, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

REDEMPTION OF SPECIAL SHARE

Scottish Power plc confirms that it has received notice from the Secretary of State for Scotland of the redemption of its £1 special share, as announced by the Department of Trade and Industry earlier today. The special share was created at the time of privatisation, along with a limit, contained in the Company’s Articles of Association, of 15% on the number of ordinary Scottish Power plc shares which could be held by any person. The effect of the special share was to prevent any change to the 15% limit without the consent of the Secretary of State.

The Company will bring proposals to shareholders at its Annual General Meeting, to be held on 23 July 2004, to amend its Articles of Association to reflect the redemption of the special share, including removal of the 15% maximum shareholding limit.

The removal of the special shares in UK energy companies reflects the UK Government’s view that the current legal and regulatory framework now provides adequate protection of the policy objectives which the special shares were initially created to cover.

For further information:

Andrew Jamieson	Head of Investor Relations	+44 (0) 141 636 4527
Colin McSeveny	Group Media Relations Manager	+44 (0) 141 636 4515